EXHIBIT 99.1

Trekor Announces $125 Million of Adjusted EBITDA in Second Quarter

VANCOUVER, British Columbia, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Trekor Metals Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Trekor" or the "Company") reports second quarter 2026 Adjusted EBITDA* of $125 million. Earnings from mining operations before depletion and amortization and non-recurring items* was $154 million.  Revenues in the second quarter were $331 million from consolidated sales of 37.5 million pounds of copper and 575 thousand pounds of molybdenum.  Second quarter net income was $22 million ($0.06 per share) and Adjusted net income* was $40 million ($0.11 per share).

Stuart McDonald, President & CEO of Trekor, commented, “Record copper prices and strong production at Gibraltar led to some of the best results we have ever recorded. Operating cash flow of $183 million underscores Trekor's significant leverage to copper price with additional upside as Florence Copper progresses through its ramp-up. We expect strong financial performance in the coming quarters with production growth at Florence Copper, and as our margins are no longer limited by the US$5.40 copper collars which matured in June.”

Gibraltar produced 30 million pounds of copper and copper sales volumes were 32 million pounds.  Mining activities in the second quarter were focused in the lower benches of the Connector Pit, which delivered grades in line with the life of mine average. Copper cathode production was temporarily reduced during the quarter due to planned SX/EW plant downtime in April for the integration of a second leach pad, which will support higher cathode production going forward. Molybdenum revenue remains an important by-product to offset inflation of Gibraltar’s cost structure from higher diesel prices.  A total of 559 thousand pounds of molybdenum were produced in the second quarter, and the realized price of nearly US$30 per pound resulted in a by-product credit of US$0.65 per pound of copper.

Florence Copper produced 5.2 million pounds of copper in the second quarter, the first full quarter of plant operations. Copper cathode production is primarily driven by two key operating metrics: solution flows (SX/EW feed) and pregnant leach solution ("PLS") grades. In the second quarter, flow rates averaged 3,200 gallons per minute, which was 16% higher than in the first quarter from the addition of 20 new production wells in June. PLS grades in the quarter averaged 1.6 grams per litre. Solution flows and PLS grades have stabilized at expected levels, and wellfield operating practices continue to be optimized to increase production from existing wells. Wellfield expansion remains a key focus for the site operating team, and new wells to be added in the second half of the year will increase the amount of copper flowing to the SX/EW plant.

Consolidated production in the second quarter reached 36 million pounds, an 80% increase over the same period in 2025.  Growth came from improved production from Gibraltar as well as early stage ramp up production from Florence Copper.

“Strong operating performance in the quarter was underpinned by continued steady operations at Gibraltar and the new cathode production from Florence Copper.  Florence Copper delivered its first quarter of production and we are encouraged by the early results from the ramp-up process.  An additional 18 wells are being integrated into the wellfield this week, with more to be commissioned in coming weeks, providing a further boost to production later this quarter. With the five drill rigs we have operating today, we expect to achieve the required drilling to support the planned production ramp-up this year,” added Mr. McDonald.

*Non-GAAP performance measure.  See end of news release.

Mr. McDonald concluded, “Yellowhead permitting activities continue to advance steadily.  Last week, another notable milestone was achieved as the BC Environmental Assessment Office issued a positive Readiness Decision, which confirms the project is ready to move into process planning and the next phases of the Environmental Assessment.”

Production guidance remains unchanged for Gibraltar (110 to 115 million pounds) and Florence Copper (30 to 35 million pounds).

Second Quarter Highlights

  Earnings from mining operations before depletion, amortization and non-recurring items* was $154.0 million, Adjusted EBITDA* was $125.1 million and cash flow from operations was $183.4 million;
  Net income was $22.2 million ($0.06 per share) and Adjusted net income* was $40.5 million ($0.11 per share);
  Gibraltar produced 30.3 million pounds of copper, including 0.6 million pounds of copper cathode, at a total operating cost (C1)* of US$2.41 per pound of copper produced.  Copper head grades averaged 0.25% and recoveries averaged 82%;
  Gibraltar site costs remain at a higher level in the second quarter compared to 2025 as a result of higher diesel and explosive costs which could remain elevated in the coming quarters due to market factors;
  Gibraltar sold 32.2 million pounds of copper at an average realized copper price of US$6.10 per pound contributing to total revenues of $330.6 million for Trekor;
  Florence produced 5.2 million pounds of copper cathode in the second quarter.  Drilling and expansion of the wellfield will continue in 2026 to support the ongoing ramp-up of copper production at Florence;
  In July 2026, the Company submitted a Detailed Project Description (“DPD”) for the Yellowhead project to the BC Environmental Assessment Office (“BC EAO”).  The DPD provides more information about the proposed Yellowhead project, incorporating additional technical work and community feedback received to date.  On July 30, 2026, the BC EAO issued a Notice of Decision for Yellowhead to proceed to an environmental assessment;
  The Company had copper collar contracts that matured in the second quarter for 27 million pounds with a ceiling price of US$5.40 per pound, resulting in a realized derivative loss of $24.2 million.  Going forward, the ceiling price for the third quarter is US$7.50 and US$8.50 per pound.  The Company has reverted to using put options with no ceiling for the fourth quarter; and
  At June 30, 2026, the Company had a cash balance of $186 million and total available liquidity of $342 million including its undrawn corporate revolving credit facility.

*Non-GAAP performance measure.  See end of news release.

	Three months ended June 30,			Six months ended June 30,
Operating data	2026	2025	Change	2026	2025	Change
Gibraltar
Tons mined (millions)	26.2	30.4	(4.2)	50.4	53.6	(3.2)
Tons milled (millions)	7.2	7.7	(0.5)	14.2	15.6	(1.4)
Production (million pounds Cu)	30.3	19.8	10.5	60.2	39.8	20.4
Sales (million pounds Cu)	32.2	19.0	13.2	59.1	40.8	18.3

Florence Copper
Average flow rate (gpm)	3,182	-	3,182	2,768	-	2,768
Average PLS grade (g/L)	1.6	-	1.6	1.7	-	1.7
Production (million pounds Cu)	5.2	-	5.2	6.7	-	6.7
Sales (million pounds Cu)	5.3	-	5.3	5.9	-	5.9

	Three months ended June 30,			Six months ended June 30,
Financial data	2026	2025	Change	2026	2025	Change
Revenues	330,553	116,082	214,471	567,646	255,231	312,415
Cash flows from operations	183,390	25,954	157,436	277,247	81,846	195,401
Net income (loss)	22,220	21,868	352	39,064	(6,692)	45,756
Per share – Basic (“EPS”)	0.06	0.07	(0.01)	0.11	(0.02)	0.13
Earnings from mining operations before depletion, amortization and non-recurring items*	153,977	20,700	133,277	268,538	59,491	209,047
Adjusted EBITDA*	125,094	17,432	107,662	218,557	51,682	166,875
Adjusted net income (loss)*	40,487	(13,025)	53,512	68,022	(19,968)	87,990
Per share – Basic (“Adjusted EPS”)*	0.11	(0.04)	0.15	0.19	(0.06)	0.25

*Non-GAAP performance measure.  See end of news release.

Review of Operations

Operating data	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar
Tons mined (millions)	26.2	24.2	28.0	29.3	30.4
Tons milled (millions)	7.2	7.0	7.2	7.8	7.7
Strip ratio	3.3	2.6	2.2	1.5	2.3
Site operating cost per ton milled*	$16.47	$18.15	$16.61	$14.98	$11.23
Copper concentrate
Head grade (%)	0.25	0.25	0.26	0.22	0.20
Recovery (%)	81.6	82.6	80.9	77.2	63.2
Production (million pounds Cu)	29.7	29.2	29.8	26.7	19.4
Sales (million pounds Cu)	31.7	26.0	30.8	25.4	19.0
Inventory (million pounds Cu)	3.8	5.9	2.9	4.0	2.7
Copper cathode
Production (thousand pounds Cu)	643	733	919	895	395
Sales (thousand pounds Cu)	470	938	783	905	-
Molybdenum concentrate
Production (thousand pounds Mo)	559	717	830	558	180
Sales (thousand pounds Mo)	575	708	953	421	178
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	$2.81	$3.09	$2.80	$3.09	$3.15
By-product credit*	(0.65)	(0.62)	(0.59)	(0.39)	(0.19)
Site operating cost, net of by-product credit*	2.16	2.47	2.21	2.70	2.96
Off-property cost*	0.25	0.16	0.26	0.17	0.18
Total operating cost (C1)*	$2.41	$2.63	$2.47	$2.87	$3.14

1 Gibraltar copper pounds produced includes copper in concentrate and copper cathode.

Operations Analysis

Gibraltar

Second Quarter Review

Gibraltar continued to deliver steady copper production, supported by more consistent ore characteristics as mining activities focused in the lower benches of the Connector pit.  Gibraltar produced 30.3 million pounds of copper in the quarter, including 0.6 million pounds of copper cathode, in line with management expectations.

A total of 26.2 million tons were mined in the quarter at an average strip ratio of 3.3, as ongoing waste stripping activities create access to the next phases of the Connector pit.

*Non-GAAP performance measure.  See end of news release.

Operations Analysis – Continued

Mill throughput was 7.2 million tons, which was consistent with the previous quarter but lower than the second quarter of 2025 due to softer ore feed in the prior year.  Copper head grades averaged 0.25% and recoveries averaged 82%, remaining consistent with the previous quarter and in line with life of mine averages.

The Gibraltar SX/EW plant was taken offline in April to allow for integration of a second leach pad, impacting second quarter cathode production.  The plant was restarted in May and ramped-up by the end of June and is now producing at higher levels.

Copper sales from Gibraltar totaled 32.2 million pounds in the period, which included a drawdown of finished goods inventory at the end of the first quarter.

Gibraltar total site costs* were $145.8 million (including capitalized stripping of $27.8 million) in the quarter reflecting higher costs for key inputs and higher costs related to maintenance activities that were brought forward.  Diesel costs increased $7.1 million compared to the second quarter of 2025, primarily driven by higher diesel prices as a result of the ongoing conflict in the Middle East.  Explosives costs increased $4.9 million compared to the second quarter of 2025, driven by higher usage and higher unit costs.  Repairs and maintenance costs were also higher as some mill maintenance activities originally planned for July and August were brought forward and completed in June.

Molybdenum production was 559 thousand pounds in the quarter and reflects lower recoveries in the Gibraltar molybdenum plant.  At an average molybdenum price of US$29.63 per pound for the quarter, molybdenum provided a significant by-product credit of US$0.65 per pound of copper produced.

Off-property costs were US$0.25 per pound of copper produced in the second quarter, compared to US$0.18 per pound of copper produced in the second quarter of 2025, reflecting higher sales volumes in the quarter and some higher treatment and refining charges (“TCRC”) for the last year of a longer-term contract.

Total operating costs (C1)* were US$2.41 per pound of copper produced for the quarter, compared to US$3.14 per pound of copper produced for the second quarter of 2025.  The decrease in total operating costs (C1)* was primarily driven by higher copper production and higher molybdenum by-product credits from higher molybdenum sales prices and volume, partially offset by higher prices of key inputs, particularly diesel and explosives, higher repairs and maintenance costs, and SX/EW operating costs which were just beginning in 2025.

*Non-GAAP performance measure.  See end of news release.

Operations Analysis – Continued

Gibraltar Outlook

Gibraltar continues to provide consistent operating performance from the Connector pit.  The second leach pad has also now been integrated into the Gibraltar oxide operation.  Annual Gibraltar copper production guidance for 2026 remains unchanged at 110 to 115 million pounds.

Site landed diesel prices have eased from their peak in April but remain elevated due to the continued conflict in the Middle East.  Diesel prices are currently around $0.40 per litre higher than February pre-war levels.  These higher diesel prices would increase Gibraltar’s operating costs will increase by approximately US$0.15 per pound in the second half compared to the prior year.

Molybdenum production in 2026 is expected to remain at similar levels as the first half of the year, and with molybdenum prices currently at US$32.00 per pound, we continue to expect strong molybdenum by-product credits.

The Company has offtake agreements covering substantially all of Gibraltar’s copper concentrate production for 2026, which contain low and in certain cases negative TCRC rates reflecting the continued tight copper smelting market.  Based on the contract terms, the Company expects overall TCRCs to be nominal in 2026, similar to 2025.  The Company has recently tendered additional 2027 tonnage to take advantage of favorable market conditions obtaining terms which include payable gold and deeply negative TCRCs.

The Company has a prudent hedging program in place to protect a minimum copper price and during the ramp-up of commercial operations at Florence Copper.  Currently, the Company has copper collar contracts in place with a floor of US$4.75 per pound and a ceiling of US$7.50 and US$8.50 per pound for 24 million pounds of copper production for the third quarter of 2026.  For the fourth quarter of 2026 and beyond, there is no ceiling price in place, and the Company expects to purchase copper put options going forward to protect a minimum copper price without selling any call options.  The Company has copper put options at US$4.75 per pound for 27 million pounds of copper production for the fourth quarter of 2026 (refer to “Financial Condition Review—Hedging Strategy” for details).

*Non-GAAP performance measure.  See end of news release.

Operations Analysis – Continued

Florence Copper

Second Quarter Review

Operating data	Q2 2026
Average PLS recovery flow (gpm)	3,182
Average PLS grade (g/L)	1.6
Operating production well count	110
Copper cathode
Production (million pounds Cu)	5.2
Sales (million pounds Cu)	5.3
Inventory (million pounds Cu)	0.8
Per unit data (US$ per Cu pound produced)
Site operating cost*	$4.02
Production royalties[1] and other off-property cost*	0.70
Total operating cost (C1)*	$4.72

1 Production royalties include royalties payable to the State of Arizona and Conoco Inc.

Florence Copper is an in-situ copper recovery operation, located in Arizona, USA.  It produces LME Grade A copper cathode without conventional open-pit mining methods or major surface disturbance.  Florence Copper is projected to rank among the lowest greenhouse gas (“GHG”) intensity primary copper producers in North America, delivering environmentally responsible copper to North American manufacturers and consumers.  Florence Copper has an annual production capacity of 85 million pounds of copper over a current mine life of 22 years.  Florence Copper is expected to be in the lowest quartile of primary producers on the global copper cost curve based on its long-term operating parameters once at full production capacity.

The production ramp-up at Florence Copper advanced smoothly during the quarter, with the operations team making significant progress stabilizing key process circuits and achieving consistent copper production from the initial production wells.  Florence Copper produced a total of 5.2 million pounds of copper cathode in the second quarter compared to 1.5 million pounds in the first quarter, driven by higher solution flow rates from the wellfield.

Wellfield drilling re-commenced in late 2025, and there are currently five drill rigs operating on site.  The first new production wells were successfully integrated into the system in early June, resulting in higher solution flow rates and pregnant leach solution (“PLS”) grades and increased copper production for the month.  At the end of the quarter, there were 110 production wells operating and feeding the SX/EW plant with flow rates of approximately 3,400 gallons per minute and PLS grades of 1.8 grams per liter.

Sales for the quarter were 5.3 million pounds of copper.  Cathode quality has met all customer specifications and trucking logistics have been running smoothly to-date.

*Non-GAAP performance measure.  See end of news release.

Operations Analysis – Continued

Florence Copper has a fixed price contract in place for all sulphuric acid requirements for 2026, so there is no expected near-term impact from reported disruptions in global acid supply chains due to geopolitical events in the Middle East.

Florence Copper site costs (US$ in thousands)	Three months ended June 30, 2026	Six months ended June 30, 2026
Wellfield development capital expenditures	26,475	39,550
Commissioning and start-up costs	-	15,175
Site operating costs	23,813	31,227
Total site costs	50,288	85,952

Florence Outlook

The ramp-up of the Florence Copper operation is advancing on plan.  The site operating team continues to refine and optimize wellfield operations to maximize copper production from the existing wells.  Wellfield expansion is also a key focus for the ongoing ramp-up, and Florence Copper is on track to bring an additional 26 wells online in August with regular monthly additions of new wells for the remainder of the year.  Ongoing expansion of the wellfield will be required to support copper production over the life of mine.  Annual Florence Copper production guidance for 2026 is 30 to 35 million pounds.

Long-term Growth Strategy

Trekor’s strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

In July 2025, the Company published a new report titled “Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada” (the “Yellowhead Technical Report”).  Based on the Yellowhead Technical Report, the Yellowhead copper project is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced.  During the first 5 years of operations, the Yellowhead project is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced.  The Yellowhead project also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the Yellowhead Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Long-term Growth Strategy – Continued

Project highlights based on the Yellowhead Technical Report are detailed below:

  Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;
  Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;
  Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;
  Conventional open pit mining with a low strip ratio of 1.4;
  After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;
  Initial capital costs of $2.0 billion with a payback period of 3.3 years; and
  Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In June 2025, the Yellowhead project’s Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office (“BC EAO”) and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment (“EA”) process.

In April 2026, the Government of BC announced that the Yellowhead copper project has been added to its list of priority major projects.

In July 2026, a Detailed Project Description (“DPD”) was submitted to the BC EAO providing more information about the proposed Yellowhead project, incorporating additional technical work and community and Indigenous feedback received during the Early Engagement Phase of the EA process. More than 1,000 local community members have participated in a series of open houses and events hosted by the project team.

The DPD submission marks an important milestone, advancing the Project to the next phase of the provincial EA process and informing the Readiness Decision and Process Planning phases to come. Process planning and scoping work is also underway for the Simpcw Process – an Indigenous-led, consent-based decision-making model.

On July 30, 2026, the EAO issued a Notice of the Decision for Yellowhead to proceed to an environmental assessment and published the Readiness Decision Report and Notice of Decision.  Yellowhead will now proceed to the process planning phase of the EA, formalizing how the EA will be carried out and what information must be provided, who will be involved in the EA and how they will be engaged.

In July 2026, the Company also released an Economic Impact Study, which evaluates the potential economic impact of the construction and operation of the Yellowhead project.  The study highlights the Yellowhead project as a major economic driver, with the potential to generate value-added GDP of $27 billion, significant employment and economic opportunities for local communities and businesses, and $7 billion in total government payments.

Long-term Growth Strategy – Continued

New Prosperity copper-gold project

In June 2025, the Company, the Tŝilhqot’in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the “Teẑtan Biny Agreement”).  The Teẑtan Biny Agreement ended litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

As part of the Teẑtan Biny Agreement, Trekor contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot’in Nation.  The trust will transfer the property interest to the Tŝilhqot’in Nation if and when it consents to a proposal to pursue mineral development in the project area. Trekor retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot’in Nation.  However, Trekor has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development.  Trekor has also entered into a consent agreement with the Tŝilhqot’in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot’in Nation.  The Province of BC and the Tŝilhqot’in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot’in Nation will be sought for any proposed mining project to proceed through an environmental assessment process and have also agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot’in territory.

Aley niobium project

Recent activities at the Aley niobium project have been focused on product marketing initiatives.  The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities.  In 2025, the Company produced on-spec ferro-niobium, and the process is now scaling up to provide product samples to support marketing initiatives.  The Company is also conducting a scoping study to investigate the potential for Aley to produce high-purity niobium oxides to supply the emerging niobium-based battery technology market.

Harmony gold project

In 2021, Trekor entered into an agreement to sell the Harmony Gold Project to JDS Gold Inc. ("JDS"), a subsidiary of JDS Energy & Mining Inc.  The Harmony Gold Project is a high-grade development-stage gold project located on Graham Island in Haida Gwaii. As part of the transaction, Trekor retained a 15% carried interest in the Project and a 2% net smelter return royalty on the Project. Trekor also had the right to terminate the Agreement and revert to 100% ownership of the Project if JDS did not achieve project development milestones and an IPO or liquidity event within an agreed timeframe. The agreed milestones were not achieved and Trekor exercised its reversionary right to receive the Harmony mineral tenures back from JDS in late 2025. On August 4, 2026, Trekor became the owner of the Harmony project again, and entered into a new option agreement with a company controlled by JDS Energy & Mining Inc. and affiliates. This option agreement allows for the future transfer of the Project, on the same terms as the original 2021 transaction, if certain development milestones are achieved by January 1, 2028.

Annual Sustainability Report

In July 2026, the Company published its annual Sustainability Report titled Growth with Purpose.  The Report highlights Trekor's operational, environmental and social performance in 2025, showcasing how the Company's continued growth is creating lasting value for employees, Indigenous partners, local communities, business partners and shareholders.

Trekor’s Sustainability Report reflects a transformational year for Trekor, marked by the completion of construction and the onset of commercial operations at Florence Copper in Arizona, Trekor’s second operating asset and the first greenfield in-situ copper recovery operation in the world.

The Report illustrates how operational excellence can remain fundamental to business success in combination with environmental and social performance. The Company remains focused on creating long-term, sustainable value for all stakeholders by producing the copper needed for the global energy transition while strengthening the communities where it operates.

The full report can be viewed and downloaded at www.trekormetals.com/sustainability/overview.

Conference Call and Webcast

The Company will host a telephone conference call and live webcast on Thursday, August 6, 2026, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing 800-715-9871 toll free or 646-307-1963, using the access code 5721085. The webcast may be accessed at https://trekormetals.com/investors/events and will be archived until August 6, 2027 for later playback.

For further information on Trekor, see the Company’s website at trekormetals.com or contact:

  Investor Enquiries: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll-free 1-877-441-4533

Stuart McDonald
President and CEO

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost. Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced. Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced. By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar cost of sales	172,328	147,051	146,919	134,664	120,592
Less:
Depletion and amortization	(29,225)	(27,997)	(27,207)	(27,876)	(25,210)
Changes in inventories of finished goods	(7,637)	15,694	(2,611)	1,425	2,123
Changes in inventories of ore stockpiles	(7,608)	(1,332)	13,473	16,685	(5,718)
Transportation costs	(9,934)	(6,395)	(10,989)	(7,247)	(5,720)
Gibraltar site operating costs	117,924	127,021	119,585	117,651	86,067
Less by-product credits:
Molybdenum, net of treatment costs	(25,878)	(27,009)	(25,095)	(13,903)	(4,814)
Silver, excluding amortization of deferred revenue	(1,252)	2,026	312	(295)	(58)
Gold	(86)	(567)	(619)	(761)	(351)
Gibraltar site operating costs, net of by-product credits	90,708	101,471	94,183	102,692	80,844
Gibraltar total copper produced (thousand pounds)	30,323	29,893	30,712	27,593	19,813
Total costs per pound produced (CA$ per pound)	2.99	3.39	3.07	3.72	4.08
Average exchange rate for the period (CAD/USD)	1.38	1.37	1.39	1.38	1.38
Gibraltar site operating costs, net of by-product credits (US$ per pound)	2.17	2.47	2.21	2.70	2.96
Gibraltar site operating costs, net of by-product credits	90,708	101,471	94,183	102,692	80,844
Add off-property costs:
Treatment and refining costs	363	96	394	(512)	(837)
Transportation costs	9,934	6,395	10,989	7,247	5,720
Gibraltar total operating costs	101,005	107,962	105,566	109,427	85,727
Gibraltar total operating costs (C1) (US$ per pound)	$2.41	$2.63	$2.47	$2.87	$3.14

Non-GAAP Performance Measures – Continued

Florence Copper (Cdn$ in thousands)	Q2 2026
Florence Copper cost of sales	43,493
Less:
Depletion and amortization	(10,020)
Changes in inventories of finished goods	473
Changes in copper inventories in solution	(191)
Production Royalties	(4,430)
Transportation costs	(567)
Florence Copper site operating costs	28,758
Add off-property costs:
Production royalties	4,430
Transportation and marketing costs	567
Florence Copper total operating costs	33,755
Florence Copper total copper produced (thousand pounds)	5,183
Total costs per pound produced (CA$ per pound)	6.51
Average exchange rate for the period (CAD/USD)	1.38
Florence Copper total operating costs (C1) (US$ per pound)	$4.72

Gibraltar total site costs

Gibraltar total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture total site operating costs incurred at Gibraltar during the period calculated on a consistent basis for the periods presented.

Gibraltar (Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar site operating costs (included in cost of sales)	117,924	127,021	119,585	117,651	86,067
Gibraltar capitalized stripping costs	27,848	15,169	5,986	6,106	30,765
Total site costs	145,772	142,190	125,571	123,757	116,832

Non-GAAP Performance Measures – Continued

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

  Unrealized foreign currency gains and losses;
  Unrealized gains and losses on derivatives (including any reversals for prior periods);
  Other operating costs;
  Realized gains on processing of ore stockpiles;
  Accretion on Cariboo consideration payable;
  Accretion on Florence royalty obligation;
  Realized costs of Florence financing obligations; and
  Tax effect of sale of non-controlling interest in New Prosperity

Management believes that these transactions do not reflect the underlying operating performance of the Company’s core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share (“Adjusted EPS”) is Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Net income (loss)	22,220	16,844	4,454	(27,838)
Unrealized foreign exchange loss (gain)	13,890	12,171	(9,000)	14,287
Unrealized (gain) loss and fair value adjustments on derivatives	3,750	(9,582)	37,676	14,977
Accretion on Cariboo consideration payable	1,765	1,261	4,048	4,041
Accretion on Florence royalty obligation	2,356	6,294	18,415	6,991
Realized costs of Florence copper stream and royalty obligation	(1,875)	-	-	-
Estimated tax effect of adjustments	(1,619)	547	(14,068)	(6,874)
Adjusted net income	40,487	27,535	41,525	5,584
Adjusted EPS	$0.11	$0.08	$0.11	$0.02

Non-GAAP Performance Measures – Continued

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net income (loss)	21,868	(28,560)	(21,207)	(180)
Unrealized foreign exchange (gain) loss	(40,335)	2,074	40,462	(7,259)
Unrealized loss (gain) and fair value adjustments on derivatives	9,489	23,536	(25,514)	1,821
Accretion on Cariboo consideration payable	4,484	664	4,543	9,423
Accretion on Florence royalty obligation	6,201	2,571	3,682	3,703
Other operating costs	-	-	4,132	4,098
Realized gain on processing of ore stockpiles[1]	-	-	1,905	3,266
Tax effect of sale of non-controlling interest in New Prosperity	(9,285)	-	-	-
Estimated tax effect of adjustments	(5,447)	(7,228)	2,465	(6,644)
Adjusted net income (loss)	(13,025)	(6,943)	10,468	8,228
Adjusted EPS	$(0.04)	$(0.02)	$0.03	$0.03
  Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed. The realized portion of these gains have been added back to Adjusted net income (loss) in the period the inventories were processed.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance. Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains and losses;
  Unrealized gains and losses on derivative (including any reversals for prior periods);
  Realized costs of Florence financing obligations;
  Amortization of share-based compensation expense;
  Other operating costs; and
  Realized gains on processing of ore stockpiles.

Non-GAAP Performance Measures – Continued

(Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Net income (loss)	22,220	16,844	4,454	(27,838)
Depletion and amortization	39,839	29,166	27,207	27,974
Finance and accretion expenses	24,932	20,214	36,925	24,888
Finance income	(1,058)	(1,474)	(1,098)	(1,368)
Income tax expense	18,891	16,657	13,096	2,918
Unrealized foreign exchange loss (gain)	13,890	12,171	(9,000)	14,287
Unrealized (gain) loss and fair value adjustments on derivatives	3,750	(9,582)	37,676	14,977
Realized costs of Florence copper stream and royalty obligation	(1,875)	-	-	-
Share-based compensation expense	4,505	9,467	7,204	6,299
Adjusted EBITDA	125,094	93,463	116,464	62,137

(Cdn$ in thousands)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Net income (loss)	21,868	(28,560)	(21,207)	(180)
Depletion and amortization	25,210	22,425	24,641	20,466
Finance and accretion expenses	23,943	18,877	21,473	25,685
Finance income	(124)	(1,330)	(1,674)	(1,504)
Income tax expense (recovery)	(27,439)	(7,980)	11,707	(200)
Unrealized foreign exchange loss (gain)	(40,335)	2,074	40,462	(7,259)
Unrealized loss (gain) and fair value adjustments on derivatives	9,489	23,536	(25,514)	1,821
Share based compensation expense (recovery)	4,820	5,349	(323)	1,496
Other operating costs	-	-	4,132	4,098
Realized gain on processing of ore stockpiles	-	-	1,905	3,266
Adjusted EBITDA	17,432	34,391	55,602	47,689

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back. The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the results of the Company’s operations and financial position, and it is meant to provide further information about the financial results to investors.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2026	2025	2026	2025
Earnings (loss) from mining operations	114,732	(502)	199,175	15,864
Add:
Depletion and amortization	39,245	25,210	68,411	47,635
Other operating costs	-	(4,008)	952	(4,008)
Earnings from mining operations beforedepletion, amortization and non-recurring items	153,977	20,700	268,538	59,491

Non-GAAP Performance Measures – Continued

Gibraltar site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the Company’s Gibraltar site operations on a tons milled basis.

Gibraltar (Cdn$ in thousands)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Gibraltar site operating costs (included in cost of sales)	117,924	127,021	119,585	117,651	86,067
Gibraltar tons milled (thousand tons)	7,159	7,000	7,200	7,852	7,663
Site operating costs per ton milled	$16.47	$18.15	$16.61	$14.98	$11.23

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled “NI 43-101 Technical Report - Florence Copper Project, Pinal County, Arizona” issued on March 30, 2023 with an effective date of March 15, 2023 (the “Florence 2023 Technical Report”), which is available on SEDAR+. The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects. All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled “Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada” issued on July 10, 2025 with an effective date of June 15, 2025 (the “Yellowhead 2025 Technical Report”), which is available on SEDAR+. The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA, Jeremy Guichon, P. Eng., and Adil Cheema, P. Eng. Mr. Weymark is employed by the Company as Vice President, Engineering, Mr. Guichon is employed by the Company as Director, Mine Engineering, and Mr. Cheema is employed by the Company as Director, Process Engineering. All three are Qualified Persons as defined by NI 43-101.

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Trekor’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and Florence Copper, and their potential impact on our ability to achieve our production estimates;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  any increases in interest rates may increase our borrowing costs and impact the profitability of our operations;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the ramp-up of the Florence Copper commercial production facility does not proceed within projected timelines or cost estimates, or that initial operations do not achieve results consistent with the projections in the Florence Copper Technical Report, including with respect to operating costs, revenue, sustaining capital, rates of return and cash flows from operations;
  our ability to comply with all conditions imposed under the APP and UIC permits for the operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued ramp-up and commercial operation of Florence Copper, including with respect to our ability to obtain any additional financing, if needed, to continue and expand commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, acid, diesel, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform including for compliance with the British Columbia Declaration on the Rights of Indigenous Peoples Act (“DRIPA”);
  our dependence solely on our 100% interest in Gibraltar and in due course, Florence Copper for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements and cathode purchase agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, extreme heat, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our ability to develop new mining projects in British Columbia may be impacted by joint decision-making and consent agreements being implemented by the Government of British Columbia with First Nations under DRIPA;
  The ability to develop the New Prosperity Project is subject to the restrictions set out in our June 2025 Tripartite Agreement with the Province of British Columbia and the Tŝilhqot’in Nation (the “Teẑtan Biny Agreement”), under which the New Prosperity Project is subject to a land use planning process with the Province of British Columbia and we are not permitted to be the proponent of any development of the New Prosperity Project;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the escalating military conflict involving Iran and broader Middle East instability, and other future geopolitical events including social unrest, which could disrupt financial markets, commodity markets, supply chains, the price and availability of energy, availability of materials and equipment and execution timelines for any project development;
  uncertainties relating to the delivery of oil through the Strait of Hormuz resulting from Middle East instability, which could have an adverse effect on global economic activity and potentially increase operating costs generally and reduce global demand for copper, and have a material adverse effect on our business, operations, and the feasibility of our development projects;
  changes to U.S. trade policies and tariff measures, including retaliatory tariffs imposed or threatened by Canada and other trading partners, may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Trekor, investors should review the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.